For the annual period ended February 29, 2008.
File number 811-09805
Strategic Partners Opportunity Funds



                          SUB-ITEM 77D
          Policies With Respect to Security Investment


              STRATEGIC PARTNERS OPPORTUNITY FUNDS

                   JENNISON SELECT GROWTH FUND
                   DRYDEN STRATEGIC VALUE FUND

                 SUPPLEMENT DATED MARCH 14, 2008

           TO THE STATEMENT OF ADDITIONAL INFORMATION
                       DATED JUNE 4, 2007

At the most recent meeting of the Board of Trustees (the "Board") of Strategic Partners Opportunity Funds (the "Trust"), the Board approved a change in non-fundamental investment policy for Jennison Select Growth Fund (the "Fund"). The Statement of Additional Information of the Trust is hereby revised as follows.

The text under the caption "Investment Restrictions" that reads:

     For purposes of Investment Restriction 5, each Fund relies on the North American Industry Classification System published by the Bureau of Economic Analysis, U.S. Department of Commerce, in determining industry classification. The Funds' reliance on this classification system is not a fundamental restriction of the Funds and, therefore, can be changed without shareholder approval.

is deleted and replaced with the following:

     For purposes of Investment Restriction 5, Jennison Select Growth Fund relies on the Global Industry Classification System (GICS) published by Standard & Poor's Corporation in determining industry classification. For purposes of Investment Restriction 5, Dryden Strategic Value Fund relies on the North American Industry Classification System published by the Bureau of Economic Analysis, U.S. Department of Commerce, in determining industry classification. Each Fund's reliance on the respective classification system is not a fundamental policy of the Fund and, therefore, can be changed without shareholder approval.